
October 8, 2020

Christopher Stavros
Executive Vice President and Chief Financial Officer
Magnolia Oil & Gas Corporation
Nine Greenway Plaza, Suite 1300
Houston, Texas 77046

      Re: Magnolia Oil & Gas Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 26, 2020
           File No. 001-38083

Dear Mr. Stavros:

We have reviewed your September 25, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated and Combined Financial Statements
Supplemental Information About Oil & Natural Gas Producing Activities (Unaudited)
Oil and Gas Reserve Quantities, page 75

1. We have read your response to prior comment 8, regarding your disclosure relating to the changes in the Successor's total proved reserves attributed to extensions and discoveries. In this regard, we note that the Successor added a significant amount of new reserves, 26.3 MMBoe, to total proved reserves from extensions and discoveries during the period ended December 31, 2019. Based on the explanation provided in your response, it appears that the 26.3 MMBoe is the result of combining the changes related to two separate and unrelated factors, the addition of 15.7 MMBoe resulting from adding new proved undeveloped reserves and the addition of 10.6 MMBoe resulting from adding new proved

developed reserves attributed to drilling wells in areas that did not meet the requirements for proved reserves prior to evaluating the drilling results.

To the extent that two or more factors are combined to arrive at the overall change for a line item, expand your disclosure to separately identify and quantify each individual factor that contributed to the overall change accompanied by an appropriate narrative explanation so that the change in net reserves between periods is fully explained. Refer to FASB ASC 932-235-50-5.

You may contact John Hodgin, Petroleum Engineer at (202) 551-3699 with any questions regarding the comments. Please contact Gus Rodriguez, Branch Chief at (202) 551-3752 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation